Exhibit (a)(13)

FOR IMMEDIATE RELEASE

For More Information:	David Achterkirchen
Corporate Secretary, Siliconix incorporated
(Nasdaq: SILI)
(415) 732-3717

Siliconix Board of Directors Adopts Recommendation of Special Committee to Accept Vishay’s Tender Offer

SANTA CLARA, Calif. (Businesswire) — April 25, 2005 — Siliconix incorporated (Nasdaq: SILI) today announced that the Special Committee of its Board of Directors, which was appointed on March 4 to consider and evaluate a proposed tender offer by Vishay Intertechnology, Inc. (NYSE: VSH), through a wholly-owned subsidiary of Vishay, has received an opinion from its financial advisor, Lehman Brothers Inc., that as of April 22, 2005, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the offer price of 3.075 shares of Vishay common stock for each outstanding share of Siliconix common stock not already owned by Vishay or its affiliates was fair to the holders of Siliconix common stock (excluding Vishay and its affiliates).  The Special Committee has recommended that the Siliconix minority stockholders accept Vishay’s offer.  The full Siliconix Board of Directors has adopted the recommendation of the Special Committee.

Further Information

The minority stockholders of Siliconix are strongly advised to read Siliconix’s Solicitation/Recommendation Statement on Schedule 14D-9, which sets forth the Company’s formal recommendation with respect to Vishay’s Tender Offer.  Additional information with respect to the board’s decision to adopt the recommendation of the Special Committee that the minority stockholders accept Vishay’s offer and the matters considered by the committee and the board in reaching their decision is contained in the Schedule 14D-9, which has been filed today with the Securities and Exchange Commission and will be mailed to stockholders.  Stockholders may obtain a free copy of the Solicitation/Recommendation statement, which has been filed by Siliconix with the Securities and Exchange Commission, at the SEC’s Web site at www.sec.gov.

Siliconix is a leading manufacturer of power MOSFETs, power ICs, analog switches, and multiplexers for computers, cell phones, fixed communications networks, automobiles, and other consumer and industrial electronic systems. With 2004 worldwide sales of $466.1 million, the Company’s facilities include a company-owned Class 1 wafer fab dedicated to the manufacture of power products in Santa Clara, California, and a Class 1 wafer fab located in Itzehoe, Germany utilized under a lease arrangement. The Company’s products are also fabricated by subcontractors in Japan, Germany, China, Taiwan, and the United States. Assembly and test facilities include a company-owned facility in Taiwan, a joint venture in Shanghai, China, and subcontractors in the Philippines, China, Taiwan and Israel.